Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following is a transcript of a conference that Maggie Wilderotter and Don Shassian participated in on January 6, 2010.

CONFERENCE CALL PARTICIPANTS
Michael Rollins
Citi - Analyst

CORPORATE PARTICIPANTS
Maggie Wilderotter
Frontier Communications Corporation - Chairman, CEO
Donald R. Shassian
Frontier Communications Corporation - EVP, CFO

PRESENTATION

Mike Rollins  - Citi - Analyst

Disclosures are available at the registration desk. For those joining us via webcast, I'm Mike Rollins, telecom analyst at Citi Investment Research. And for our next fireside chat we'll take a deeper dive back into the wireline sector with Frontier Communications. I'd like to welcome back to the conference Maggie Wilderotter, Frontier's Chairman and Chief Executive Officer.

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Hi, everybody.

Mike Rollins  - Citi - Analyst

And Don Shassian, Executive Vice President and Chief Financial Officer for Frontier. Thank you both for joining us today.

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

It's great to be here.

Mike Rollins  - Citi - Analyst

Maggie, I'll turn it over to you for some opening comments. And one of the things that we like to start off with as well in thinking about 2010 is really just the strategic and operating priorities that you have in front of you as well?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Okay, thanks, Michael. Hi everybody, it's nice to be here. Just a quick overview on Frontier. I think many of you know us; we are the second-largest rural provider in the United States for telephone, broadband and video. We operate in 24 states, 285 counties; we have about 2.2 million access lines, $2.2 billion in revenue.

We have been focused on delivering best in class service and products to our customers and have really transformed our company over the last several years in terms of market leadership, revenue growth and actually improved customer metrics in all categories from churn to market share to penetration of products and services.

In 2009, it was a big transformational year for us in the announcement of the Verizon transaction. Many of you know that we're in the process of closing that transaction which will triple the size of our company and provide us really with great scale and scope. It's 14 states that we're purchasing, predominately rural lines; it's only 1% of the lines that we're purchasing from Verizon that are considered urban. So the footprint is very well aligned with the type of customers that we serve today throughout the United States.

So if you think about the strategic and operational priorities for Frontier in 2010, first and foremost it's to deliver results in our basic business. We are very focused on continuing to deliver best in class results. We have a reputation that we will continue to live up to and that is we say what we're going to do and then we do what we say.

We are also preparing our organization for the Verizon acquisition. We do operate very differently in our markets than the way Verizon runs those businesses today. We operate with what's called a local engagement model where we have local general managers that have full P&L responsibility for markets and marketplaces to deliver on the business. So you will see us move in those markets to that model.

Today we have 70 market clusters in Frontier; we will more than double that number once we close the acquisition. So preparing our organization for that acquisition and hiring the right people into those leadership jobs has been a big a priority for us starting out in this first part of the year.

Of course getting the Verizon transaction closed is a big operational and strategic priority for us. We are well on our way to that. I'm sure, Michael, you're going to ask more about that, so we'll cover the points around that later on in this discussion.

We need to get West Virginia converted successfully, it's the only one of the 14 states where there's a conversion involved with closing. We again are well on our way on that, but after you finalize a conversion there's a lot of work to be done in terms of getting employees up to speed, training, making sure that we have no backlog in that marketplace so that's something that we are focused on operationally.

Investing in our networks, continuing to be a leader in broadband in our networks. In our markets today we have over 90% broadband reach; we have plans to continue to upgrade speed and capacity throughout our networks. So you will see us continuing to do the right kind of investments there. In addition to investments in our systems, whether that's our CRM system in our call centers, our salesforce.com system for our commercial side, automation for the dispatched side of our business, we have always been very keen on making sure that automation is a key priority because it keeps our cost down.

And last but certainly not least it's making sure that we continue to roll out the appropriate products and promotions for our customers. I think as you look at the way Frontier does business, we have been innovative in our marketing, especially as it relates to aspirational gifts. We use gifts to actually drive market share and not reduce our prices. We still have over $40 per month for data from our customers in revenue. And we will continue to look at that strategy in 2010.

Integration and culture in the second half of the year is the other last major priority for our company. If you think about this acquisition, one of the biggest issues we have is making sure that we can blend the cultures of Frontier and these Verizon employees to make sure that we’re all on the same page and we're all very focused on the customer and that will be a very big priority for me personally to make sure that goes well and we're very proactive with our current employee base and the 10,000 employees that we will inherit with this acquisition.

Mike Rollins  - Citi - Analyst

Great. Well, I think the big question that's been coming around for the wireline sector, I think more so over the last 12 months, is as you look at the revenue profile of the business, is there an opportunity to bring revenue back to a position of being stable year-on-year or even possibly improving, what do you do to try to create that opportunity? And over what time period should investors think about in terms of the time necessary to see the initiatives take effect?

Don Shassian  - Frontier Communications Corporation - EVP, CFO

Michael, I think there's -- this business is all about revenue, all right. You've got an industry, you've got some downward pressures on regulatory revenue and you've got some displacement, you've got competition going on. All right, so, we spend a lot of time trying to invest in products and promotions and incentives and it's trying to go for the singles and doubles -- if you can get a triple homerun, that's great, but it's really about singles and doubles.

So we continually look for things that we can do on the voice side, broadband is bread-and-butter. We really do what we can on that in terms of additional products and services, whether it's Peace-of-Mind services, our Geek Squad equivalent type of services, off-site data storage, trying to really focus on the business side. Business is actually one of the biggest growth opportunities for us. I think we've done very well on the business side and we can do a lot better by putting even more focus on it.

We’re a company that has done well on the business side, both small and medium and the enterprise. We don’t have a lot of enterprise because we only have one urban market, but we still do extremely well, very good market share. But we’ve never really focused on selling CPE to those businesses, which has actually been a problem because we haven’t been able to be the one-stop shop for solution selling. We do have that then in Pennsylvania but not around the country.

So we’re going to put more emphasis on the business side in 2010, both people and resources, much more aggressive solution sellers and more aggressive in trying to sell CPE solutions for businesses. I think that’s going to be important.

And then on the video side we’re putting a lot of emphasis looking at video solutions, video by broadband. And starting to trial some things on wireless as well as a way on a wireless basis with technology changing we can get more (inaudible). At the end of the day it’s really pushing on all of those levers and trying to put a lot of singles and try to get the consumer revenue to grow, so you’ve got some downward pressure but increasing ARPU’s.

Mike Rollins  - Citi - Analyst

One input to this process, not the only input clearly, is the rate of line loss. And what’s interesting is on a units basis over the last couple of quarters we’ve seen year-over-year improvement in the unit rate of lines and I’ll specify that just because the growth rates you’re dealing with, just the different math.

But so that inflection point, is that something that you’re ready to sit here today and say hey, this could be sustainable and here are the reasons why we’re actually seeing this improvement. Or there are some other things that investors should think about in terms of what’s looking like a two-quarter or three-quarter trend?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Well, I think that we have worked very hard over the last several years to put the right fundamentals in place to reduce churn on all of our products. And access lines, of course, are in important component of what we have in our portfolio. But we look at it as wallet share; we really look at it as revenue per household or revenue per business. And there is no one silver bullet for any of these products from a deactivation perspective; you have to do a lot of things really well.

But we’ve been very focused on that.  One of the big things that we’ve done as a company is really focused on getting customers on multiple products. The more products customers are on the less likely they are to de-act, especially from a landline perspective. So moving customers to double plays, to triple plays, putting customers on our digital phone package which is a combination of local and long distance together, either unlimited or state unlimited or a certain bucket of minutes.

All of our bundles require a price protection plan. So if you look at our customers on bundles over 80% of our bundled customers are on a two-or three-year price protection plan. So that’s another thing that also decreases the losses of customers. Our churn on all three of our products, voice, video and data, it’s the lowest it’s been in several years and in a very tough economy. So we have done a very good job of keeping customers.

Do we think there’s an inflection point? We hope so. You never know. The economy is still a wild card I think for all of us. But our customer satisfaction is up, our churn is down, our revenue is stabilizing, the number of customers taking multiple products has increased dramatically and our conversion rates are up. I mean, you look at our call centers -- in the first part of the year of a conversion on a call coming into our call center was in the 10% to 13% range. At the end of the year it was close to 30%. So we are also doing a better job of converting customers to products and services.

Mike Rollins  - Citi - Analyst

 You raised the issue of the economy. What are you seeing in terms of the economy for both your consumer business and your business markets?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Well, I think that we have seen I would say stabilization. Again, we only operate in the United States, and we operate in 24 of them. So we do have a pretty good handle of what’s going on region to region. So we have seen stabilization, we’ve seen some basic nominal improvement in the East Coast; we’re starting to see some positives there. But have we seen any massive recovery? No, and we’re hoping that in 2010 it will get better.

I think our business customers were hit harder than our consumer customers in 2009. A lot of small businesses and our larger businesses from a downsizing perspective. So we didn’t customers, but they downsized in terms of the services that they would use. And we’re hoping that there will be some level of recovery for that in 2010 as well.

Mike Rollins  - Citi - Analyst

When we think about either the economy or competition, you pointed out you’re in a lot of different geographies. And one of those geographies is upstate New York where you had early VoIP competition. What are you seeing now in terms of the performance of that market? And can that help investors understand where the bottom is in market share and maybe what the more mature growth or change in the business is once you have the VoIP competitor mature, wireless mature -- how should investors think about that?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Well, I do think -- and I want Don to jump in on this because he does a lot of work with our field with regard to these numbers -- but we’ve got about 68% of our footprint today with voice competition, predominately from cable operators. So if you look at the other players in our peer group we are ahead of them in terms of a more highly competitive footprint.

So we got there sooner and we’ve learned how to really compete in a hypercompetitive environment whether it’s rural or urban or suburban. And not only do we hold our own, we do very well in those environments. We are very quick and we are very proactive in those markets, in those markets to make sure that we are positioning Frontier as the right premier brand for customers in those markets.

And we have taken share away from the cable operators because of that. And we also watch to see what they do and we can react within a 24 hour period of time with product, service or promotion in any one of our markets. So we’ve it set up our systems in such a way that we can be very competitively fit.  I think a good example is right now in many of our markets, and we’re thrilled about it, cable operators are raising rates once again in a very tough economy. We take full advantage of that when they do things like that.

So I think that competition is here to stay, it’s healthy for all of us. I think in the Northeast, especially the New York area, we’ve actually seen improvements in that business and we’ll continue, I think, to see that. And as other -- we also think that we are really at sort of the tail end of where the VoIP competition is going to be. Because most of what’s left are more mom-and-pop type competitors that really don’t have the capital to invest to roll out VoIP.

Don Shassian  - Frontier Communications Corporation - EVP, CFO

And that’s a very, very key point, that when the cable operator initially rolls out VoIP there are losses and you experience that and then it dwindles over a period of time. And it really ends up being first mover advantage. Rochester, Time Warner came in there a number of years ago and our company unfortunately was on its heels and we’ve been fighting back since Maggie has been on board really going after it.

And it does give us a good bellwether for what happens. Because a lot of people say, well you must be in a market share -- significantly below 50% market share in Rochester. And while we don’t give out that number, I will simply say we are not even close to losing 50% market share. And we see continual improvement in reduced number of access -- residential access line losses in absolute number at a percentage basis quarter over quarter. And it does -- I won’t say it’s gaining equilibrium because there are still some losses there, but it’s definitely continues to slow down.

And as Maggie’s point was, we think we’re reaching the upper level of VoIP competition; I think it’s going to maybe eek up a little bit, and not significantly more. And that’s also been a nice assistance for us in 2009 so we didn’t see much more VoIP competition.

Mike Rollins  - Citi - Analyst

Another scene that’s been bubbling up in the wireline community is this question of whether a focus on what I call BinB is the right focus, which I define as broadband in business. Is that something that you try to articulate the strategy going forward, that a key thought or input into the process? And are you doing incremental activities to further that exposure to BinB and that would increase some of the special access services as well?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

We have a very strong focus on broadband with our business customers. And in 2009 we really revamped our whole commercial way of going to market. And we of course segment out; we have small business and a focus on small business, we have medium and enterprise where we have account executives that cover every single one of those accounts. And then we also have a whole wholesale group that really focuses on the wireless carriers and the backhaul and special access part of our business.

And it’s kind of interesting, but each of those three segments for us are almost equal from a revenue perspective, even though we have 177,000 small businesses and about 8,500 medium and enterprise, the revenue that each of those categories generate are basically the same. If you look at the wholesale business you have a dozen customers and it’s about the same revenue as the other two categories.  We are very aggressive with specific products and services for each of those categories. We’ve also instituted in our company where we touch every single one of our business customers every 90 days, personally. So we are also being very proactive to circle the wagons around that base.

We did some market share studies in 2009 and we basically own the business markets in our markets. We were actually pleasantly surprised at how high our share is from a business perspective. And building on that, as Don said, we think is one of the biggest opportunities we have as a company.

Wireless backhaul we think is a big opportunity. I listened to Dan Hesse and Ivan Seidenberg and Randall Stephenson all talk about where things are going with capacity needs. And the good news is in our market we’re the provider for that capacity on the backhaul side. And for some of these carriers who don’t want to give business to cable operators that’s also a good news story for us.

Mike Rollins  - Citi - Analyst

Switching over to the merger with the access line spin from Verizon. You talked about the progress that you’re making in terms of the steps that you’re taking to get ready for that. You’ve also put out some disclosures over the last few periods around the change in the access online portfolio that you’re going to be acquiring.

Now how is that comparing with the expectation that you started out with as you entered into this process? And how quickly can you turn around that rate of revenue change which I think is going to be the biggest focus for that portfolio?

Don Shassian  - Frontier Communications Corporation - EVP, CFO

Well, first of all we disclosed unit numbers for Verizon in these properties in our third-quarter earnings call and then Verizon put an 8-K out on the third-quarter financial results. So if you haven’t seen those please look at those, it’s public information.

First of all, the absolute number of access lines and the number of high-speed customers and video customers, the absolute number is pretty darn close to what we expected. And so from that standpoint it was great to see and we felt comfortable with that. There was some softness in a couple of areas, revenues were down a little bit and expenses were also down. So EBITDA still looked pretty solid and margins were pretty good.

Sequentially there was some softness, some increased access line losses, some lost high-speed adds sequentially and video adds. And part of that is the fact that they’re just running out of some room. I haven’t actually talked about it. We sat in on a presentation and talked about some of the very, very high market share numbers. And the three states where they have FiOS that we’re acquiring are Indiana, Oregon and Washington.

Indiana has been fully built and is one of those that have been operating for many, many months, market share numbers are extremely good. And I don’t think there’s a lot more room to go unless there’s a lot more aggressive marketing. Oregon and Washington are later builds and I think the competition is sort of taking advantage of the opportunity that Verizon is not going to be there. So their ramp rate of net adds in some of the FiOS areas is not continuing, it’s sort of softening a little bit.

So net-net it’s expected -- it is where we expected it to be, it’s a little softer trends, but we’re going to focus on it. I know Maggie is going to jump on this, but it is all about revenue and implementing our local market strategy as quickly as possible right after closing and trying to be -- once we’re comfortable on the systems, we’re comfortable with the people, we’re comfortable with processes -- to start offering some simple bundles and promotions and incentives and to start making an impact on these properties very quickly, I think you’re going to see in 2010 will make an impact.  We did not model internally making an impact in 2010. We actually modeled it beginning in 2011, although we really believe that we can make a very impact in 2010.

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Yes, I’m very excited about the revenue opportunity in these properties. We have done a lot of work over the last several months in partnership with Verizon in really understanding these networks. We sent our teams out, we’ve walked the networks, we know what we’re getting. We understand where there is very good low hanging fruit on the broadband side because our rules of engagement at Frontier to deliver broadband to a home are very different than Verizon’s are. Verizon has a higher standard of number of households to be served in order for them to deliver the hardware right to the home. But they have the hardware out into the network. So actually delivering the DSLAM into these neighborhoods is a very easy thing for us to do. And we think there’s probably a 10% or 15% pickup opportunity on broadband where they’re already built in that 60% footprint.

In addition to that, we’ve actually overlaid the balance of that footprint to see where there’s competition and no competition. We have full jumpstart programs that we’re ready to do as soon as we take control of these properties to go into all of the non-competitive areas with broadband as quickly as we can get there. We follow that with door to door and teams of salespeople in these markets, we do this today in our markets, and we can convert upwards of 60% to 70% of customers very quickly in a 30- to 60-day window.

So broadband is going to be a big push for us in all of these markets. In addition to that, on the video side we’re approaching 15% penetration on video with the DISH network. Now the properties that we are inheriting are around 4% to 5% with DirecTV. We have really cracked the code in our company on how to sell video, especially in double and triple play bundles. And we believe that that’s upside.

Long-distance is upside; their long-distance is 15% from a PIC percentage less than ours in the marketplace. And of course their access line losses are over -- close to double. So we think with a number of the things that we do from a local engagement perspective, our bundled strategy, our product strategy, we’re going to be very segmented in how we go after these markets, that there will be a movement of the needle fairly quickly from a revenue perspective. And the synergies we talked about have not been about revenue synergies.

Mike Rollins  - Citi - Analyst

The next topic I just wanted to hit on was the outlook and expectations from the regulatory environment, particularly with the questions that are being raised on USF and intercarrier comp. And maybe to set the stage, can you give us a sense of Frontier’s exposure today and where it goes to pro forma as a percent of revenue as you complete the Verizon transaction?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Why don’t you talk about those?

Don Shassian  - Frontier Communications Corporation - EVP, CFO

Today the topic of intercarrier compensation and USF. So switched access and subsidies, I’ll call it that, that is 18% of our revenue. The properties we’re acquiring are about 10%, so it’s going to blend into about 13% to 14%, so decreased amount. And the reason the properties we’re acquiring are much less is they have less intra-state access exposure.

 Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

 Right.

 Mike Rollins  - Citi - Analyst

And just as a clarification, could you just break down about 18% -- what would be USF versus switch?

Don Shassian  - Frontier Communications Corporation - EVP, CFO

Switch is about 13%, USF is about five and within the five actually, Michael, they include some surcharge. So actually true high cost fund local support is actually about 3% or 4%.

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

3.5% to 4%, yes.

Mike Rollins  - Citi - Analyst

And is Verizon getting anything meaningful in the US upside?

Don Shassian  - Frontier Communications Corporation - EVP, CFO

Pretty small, pretty small.

Mike Rollins  - Citi - Analyst

So then taking that backdrop, how do you think about these issues that are coming before the Commission as part of the broadband plan?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Well, we do believe that both intercarrier comp and universal service has to be reformed. It is broken, the systems don’t work the way they’re set up today. And we have been working very proactively with the Commission on looking at how do we make this work as a win-win in the long run. So it’s not just about the landline company, it’s really about all companies that participate.

So we’re all operating under the right kinds of rules, that we really look at intercarrier comp if we’re going to go to a single number that we would all use, that that number is also all-inclusive of IP traffic in addition to the traffic that we handle today and it also gives us the opportunity to not carry phantom traffic, which is a fairly substantial amount of traffic that all of us wind up having to carry today on our networks.  We call it phantom traffic, it’s really fraud, that’s what the traffic is on the system today. And we find the Commission very open to addressing all of those issues simultaneously. So we feel the net-net will be positive for the Company.

In addition to that there’s a lot of discussion at the Commission on how do we look at maybe transforming universal service to be more of a broadband orientation. We are working with the Commission on that as well; we think that there are certain things that can be done there that can make that transformation positive for us and for others that provide as a provider of last resort in these markets.

I think, as you know, we’re one of the leaders in terms of reach for broadband. And I think we’ve done a good job of convincing the Commission that all carriers should get to a certain reach level before they’re able to have any subsidies at all. Because that’s just the right thing to do and the government shouldn’t subsidize companies that haven’t done the right thing.

And I could be speaking on the other side of the table, acquiring these Verizon properties was pretty low broadband. But I do think that you have to look at subsidies as something for -- where it doesn’t make economic sense anymore for a company like ours or others to actually deliver those services.

There’s a report that’s going to come out in February, a broadband report -- we kind of call it a report card -- that will be given to Congress. Any action that’s going to take place on any of these topics are going to require a congressional decision to tell the FCC what to do. So we still think there’s a process to go through here and if anything happens it would probably be toward the end of 2010 and implemented in ‘11 or ‘12. So it’s still a long way out in terms of how that implementation is going to affect our bottom line. But we are working very proactively on those topics with the Commission.

Mike Rollins  - Citi - Analyst

Yet another topic that we tend to talk about from year to year is the topic of leverage. And when I think about like historically Frontier was a pioneer in the way it restructured the balance sheet and went to a dividend payout model, that a number of other RLECs have since adopted. In this transaction you’re taking a step back on the leverage side and targeting over time investment grade credit ratings.

Can you talk about the key reasons as to why you see today investment grade as critical? And does the stabilization of the capital markets relative to a year ago affect the decision in your outlook on that front?

Don Shassian  - Frontier Communications Corporation - EVP, CFO

Well, first I’m going to clarify, Michael. We are not targeting investment grade, we’re targeting a 2.5x leverage -- so we believe that statistic with other statistics will enable us to achieve investment grade. And I’m saying it that way because if the rating agencies are to lower the threshold we’re not going to chase it. We think going from a -- we were a 3.1x-3.2x leverage, we went up with the acquisition of Commonwealth up to 3.8x, we’re about to start delevering back down.

Looking at this transaction, the size of the debt that we’re taking on, the fact that we’ll have refinancings almost annually going out -- 12 months ago the world changed and high-yield markets shut down. So facing the prospect of a balance sheet where you have to be refinancing that potentially a market could melt away and you couldn’t refinance puts too much risk on a business.

So big business, different culture, world has changed, we felt changing the balance sheet structure philosophically was very, very important. So changing the target ratio to 2.5x which we think we’ll be at out of the gate, combined with also lowering our dividend to further strengthen the balance sheet, to give it more strength, more runway, more flexibility, also to enable the regulators who are looking to approve this transaction to not have concerns about an overlevered business and what’s going to happen with dividends.

So if we take that out of the equation the whole regulatory approval process is extremely important and it really was a philosophical decision. And it was very thoroughly discussed at the Board level and obviously reducing the dividend was a very hefty discussion, several meetings with the Board, but it was the right thing to do.

Mike Rollins  - Citi - Analyst

We have time for a couple of questions. If anyone has questions, please raise your hands. Just moving on, we talked about the subject of broadband. And can you just remind us in terms of broadband where you’d like to see the Verizon properties go to? And within that context, does there need to be a shift in the capital intensity of the business to support that?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Well, I think that we, over time, want to see broadband reach in the Verizon markets similar to the broadband reach that we have in the Frontier markets. And we have been looking at working at getting to that point over a three- to five-year window and pushing out. And we think that broadband is a critical success factor for our business in the long run.

So this is not just well, we have to do because regulatory requires it, we’re doing it because it’s the right thing to do for the business and it’s good business for us. So, you will see us, as I said, be very proactive in accelerating broadband in those markets as soon as we possibly can.

Because we also think it’s the anchor tenant for voice and video, especially in the long run, as we continue to roll out new services we want to do that more on an IP basis than we want to do it on different segregated networks. So I think that’s an important facet for what we’re looking at.

Mike Rollins  - Citi - Analyst

And where do you see consolidation continuing to go for the RLEC sector, Frontier’s role within that? And if you had to guess today knowing what’s in front of you on the merger integration, what’s the timetable that you would need, at least from today’s perspective, say that’s a reasonable digestion period and you may become more active in your considerations going forward?

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Look, we have our hands full. And I would say once we close this transaction for an 18- to 24-month window our heads are down, integrating and getting the most out of these properties. There’s a lot to do and that will be our number one, number two and number three priority. Now, once we get to the point where things are integrated and we’re running smoothly, we will have both the financial flexibility that Don talked about and the operational flexibility from a scale and scope perspective to pursue and look at other acquisitions. But this is our number one priority.

Mike Rollins  - Citi - Analyst

Question over here?

Unidentified Audience Member

Yes, the financial markets have been fairly generous lately. And I’m wondering whether it makes sense to do anything on the balance sheet to push a lot of your maturities well into the future as soon as you close the transaction, if not before?

Don Shassian  - Frontier Communications Corporation - EVP, CFO

We have recently done that. In ‘09 we did a financing, a $600 million financing in April, we did an open market repurchase, did another $600 million in early October and did a tender offer. As a result we’ve moved our 2011 tower down to $280 million, $80 million of that is public and $200 million in term loan. Our 2012 maturities are under $200 million. And we’ve lowered our 2013’s now to a little bit above $700 million.

Once we get the transaction done we have a financing we need to do here with this transaction. But it will be something we’ll continue to look at. We’ve always wanted to be proactive and get some down to a level is what I call a chip shot by the time you’ve got to refinance by that date.

So it is something we continue to look at. Right now we’re sitting firm, going through the regulatory approval process on Verizon and hoping that we can get that to a line of sight in the next month or so, so that we’ll be able to go to market with Verizon on SpinCo and prefund the transaction well in advance of closing. But we’ve got to get the regulatory approval a little bit closer out.

Mike Rollins  - Citi - Analyst

I think that brings us to time. So thank you very much for coming back.

Maggie Wilderotter  - Frontier Communications Corporation - Chairman, CEO

Thank you.

Don Shassian  - Frontier Communications Corporation - EVP, CFO

Thank you.

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.